VIA EDGAR	525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax. MATTHEW S. BROWN matthew.brown@kattenlaw.com 312.902.5207 direct 312.577.8726 fax

November 2, 2007

Perry Hindin, Esq.

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Definitive 14A
Filed April 24, 2007
File No. 000-19406

Dear Mr. Hindin:

On behalf of our client, Zebra Technologies Corporation (the “Company”), set forth below are responses to your letter of comment dated August 21, 2007 (the “Letter”) relating to the above-referenced Definitive 14A (the “Definitive Proxy Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Compensation Committee, page 5

1.

You state on page 11 that Mr. Gerskovich’s base salary may be increased or decreased from time to time by the chief executive officer. You also state that certain executive officers’ restricted stock awards described on page 27 were determined by the compensation committee in consultation with your chief executive officer and your vice president of human resources. Revise your discussion of the compensation committee’s scope of authority to clarify the extent to which the compensation committee may delegate any of its authority to other persons, including your chief executive officer, specifying what authority may be so delegated and to whom. Also discuss any role of executive officers in determining or recommending the amount or form of executive and director compensation. For example, may your chief executive officer increase or decrease the base salary of named executive officers other than that of Mr. Gerskovich? See Item 407(e)(3)(i)(B) and (e)(3)(ii) of Regulation S-K.

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

November 2, 2007

Response:

The Compensation Committee maintains sole authority for determining the salaries and other compensation components of the Named Executive Officers (“NEOs”), as set forth in the Definitive Proxy Statement. Mr. Gerskovich’s employment agreement, which was approved by the Compensation Committee, expressly provides that the Company’s chief executive officer (“CEO”) may increase or decrease Mr. Gerskovich’s salary. Notwithstanding the employment agreement’s provisions for the CEO to determine Mr. Gerskovich’s base salary, the Compensation Committee has, in practice, determined Mr. Gerskovich’s base salary and continues to exercise strict oversight over his compensation, as it does over that of the other NEOs.

Please refer to the Company’s response to Comment #6 for a discussion of the role of the CEO and the Company’s Vice President of Human Resources in determining and recommending compensation of the NEOs. The compensation of the Company’s directors is determined by the Compensation Committee without recommendation by the CEO or any other executive officer.

The Staff is advised that the Company’s future annual proxy statements (i) will clarify the extent to which the Compensation Committee may delegate and has delegated (if at all) its authority, (ii) will discuss in more detail the role of the CEO, the Vice President of Human Resources or any executive officer in determining or recommending the amount or form of executive officer and director compensation, and (iii) will disclose in more detail the interaction of the CEO’s exercise of his power to adjust Mr. Gerskovich’s salary with the Compensation Committee’s stated function to determine executive officer and director compensation.

2.	We note your reference to a compensation consulting firm on the top of page 26. To the extent applicable, provide the information in Item 407(e)(3)(iii) of Regulation-S-K.

Response:

The Company does not believe that disclosure of the information in Item 407(e)(3)(iii) is required in this case because the consultant played no part in determining or recommending the compensation of the Company’s NEOs. The referenced consultant was retained by the Compensation Committee in 2005, but not in 2006, to conduct and present a compensation benchmarking study to the Compensation Committee in early 2005. The study was not updated in or for 2006 and the Company did not engage such compensation consultant in 2006. Since the compiled information was developed and presented more than a year before decisions were made with respect to compensation for

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fiscal 2006, any role by such consultant with respect to fiscal 2006 compensation would be tenuous.

Further, in 2005 the consultant simply identified comparable companies and provided compiled data regarding the salary and bonus ranges and amounts for those comparable companies’ NEOs without performing any analysis or making any recommendations. The Compensation Committee merely considered the comparative data presented by the consultant in 2005 in making its compensation decisions for 2006.

The Staff is advised that the Company’s future annual proxy statements will disclose the information in Item 407(e)(3)(iii) to the extent applicable.

Director Compensation, page 5

3.	Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:

The Staff is advised that the Company’s future annual proxy statements will include the footnote.

Potential Payments Upon Termination or Change in Control, page 16

4.

You reference defined terms in the third paragraph on page 16. Revise the disclosure in this section to comply with the guidelines discussed in Section VI of Commission Release 33-8732A, which advises companies to avoid reliance on defined terms as the primary means of explaining information. Rather than referring the reader to agreements not included in the proxy statement, revise your disclosure to provide such meanings within the actual discussion.

November 2, 2007

Response:

The release and the rules adopted pursuant to the release require information included in reports to “be presented in a clear, concise and understandable manner” using standards including “avoid frequent reliance on glossaries or defined terms as the primary means of explaining information.”

Use of the defined terms in this instance actually makes the disclosure easier to understand. Providing the meanings of the terms in the compensation disclosures would complicate the disclosure and reduce its plain English nature.

Many of the terms have definitions that are common in employment and severance agreement contexts, but such definitions are quite lengthy. In some instances, the nuances of the definitions are complex and the definitions of the defined terms incorporate other definitions. To explain the definitions in the disclosures would add numerous pages of definitions or explanations of each agreement’s defined terms, especially because the NEOs do not have the same form of employment agreement. The volume of text devoted to the definitions would far exceed the substantive disclosure to which they relate. We think this would make the disclosure more difficult to follow and would draw the readers’ attention from the substance of the agreements (the benefits the NEOs receive) by focusing the disclosure on the various definitions in each agreement. The added explanations would cause the presentation of information to lack the conciseness sought by the rule, would reduce clarity and understandability by confusing the reader with numerous definitions, requiring them to repeatedly reference the meaning of the definitions in the specific instances at issue, and drawing their focus away from the benefits to be paid to the NEOs and the circumstances in which they may be paid.

Furthermore, we think the concepts represented by the defined terms (e.g., “retirement,” “disability,” “medical benefits”) are common enough in general language and in the employment/severance/change in control context, that the minor nuances of the definitions are immaterial. Finally, each of the agreements and plans referenced in this section have previously been filed with the Commission and are publicly available.

Compensation Discussion and Analysis, Page 25

5.

Please have your Compensation Discussion and Analysis precede the executive compensation tables. Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1. of Commission Release 33-8732A.

November 2, 2007

Response:

The Staff is advised that the Company’s Compensation Discussion and Analysis (“CD&A”) will precede the executive compensation tables in the Company’s future annual proxy statements.

6.

In connection with your discussion of the various elements, you provide some description and analysis of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a factor in determining compensation. For example, you state that the company’s compensation programs are designed to reward executive officers for meeting individual as well as business unit and/or corporate financial performance goals. You also state that the compensation committee typically reviews the salaries of the executive officers annually and may adjust the salaries based on, among other factors, individual performance. You also indicate that with respect to option awards, each executive officer’s targeted number of unvested stock options is set by the Committee to equal the net present value of five times the executive officer’s base salary and is adjusted based on, among other considerations, the executive officer’s position within the Company, his individual performance and his perceived potential and contributions to the Company. Please provide an analysis of how individual performance and these other considerations resulted in the 2006, and if applicable, the 2007 compensation elements for the named executive officers.

Response:

As stated in the CD&A, the compensation levels for the NEOs are determined or adjusted based on various factors, including their individual performances. Individual performance criteria consist of a combination of objective and subjective personal goals.

NEOs other than the CEO

Individual performance evaluations for NEOs, other than the CEO, are conducted in accordance with the Company’s annual performance review process applicable to all salaried employees. At the beginning of each year, the CEO meets with each other NEO and establishes the NEO’s individual performance goals for the year. At each year end, the CEO, as the other NEOs’ supervisor, evaluates each other NEO’s actual performance as measured against such NEO’s performance goals and takes into consideration various other factors such as the NEO’s performance of daily responsibilities, advancement and support of strategic initiatives for the Company or a business unit, and particular or

November 2, 2007

general contributions to the overall management of the Company. The evaluations of the NEOs, other than the CEO, are conducted on a subjective basis without specific weighting of any particular factors. The evaluations of such NEOs’ actual individual performances relative to their pre-established performance goals are considered in conjunction with the many other factors listed in the CD&A, including experience levels, competitive compensation levels and rates of increase, perceived potential and the Company’s overall salary budget, in adjusting such NEOs’ salaries or annual option awards.

In connection with establishing the NEOs’ (other than the CEO) annual salary adjustments, the Company’s human resources department proposes a scale of merit increase percentages based on compensation survey data, its knowledge of competitive market practices and the Company’s salary budget. The Company’s Vice President of Human Resources and the CEO then discuss the NEOs’ salaries (other than the CEO). After evaluating each NEO’s (other than the CEO) performance and the position of his current salary within his salary range, the CEO, as each other NEO’s direct supervisor, makes a specific salary increase recommendation to the Compensation Committee for each other NEO. Each such NEO’s actual salary adjustment, if any, is determined by the Compensation Committee, which may approve or modify the recommended salary. In determining each such NEO’s salary adjustment, the Compensation Committee is provided with each NEO’s assigned salary range, their position within the salary range and their individual performance evaluation.

The proposed scale of merit increase percentages for all NEOs’ (other than the CEO) salary increases for 2006 was from 0% to 9.0%. In 2006, the Compensation Committee increased the NEOs’ (other than the CEO) annual salaries for the one-year period beginning April 3, 2006 between 2.0% and 4.0% over their respective salaries for the prior one-year period. The proposed scale of merit increase percentages for all NEOs’ (other than the CEO) salary increases for 2007 was from 0% to 9.0%. In 2007, the Compensation Committee increased the NEOs’ (other than the CEO) annual salaries for the one-year period beginning April 2, 2007 between 4.0% and 5.5% over their respective salaries for the prior one-year period.

The process used to determine adjustments to the NEOs’ (other than the CEO) annual option awards is the same process used to determine adjustments for all of the Company’s option grant recipients. The NEOs’ performance factors and other considerations used to increase or decrease a NEO’s option award are assessed by the Compensation Committee on a subjective basis.

For both 2006 and 2007, if a NEO was determined to have performed at a satisfactory level, he was considered eligible to receive an option award at the target level. If he

November 2, 2007

performed at a less than satisfactory level, he was considered eligible to receive an option award between zero options and the target level of options. If he performed at a level significantly above his expected performance level, he was considered eligible to receive an option award at a level between the target level and 1.67 times the target level. The Compensation Committee may also take into account other factors, such as the Company’s performance, in adjusting option award levels.

Excluding the option award granted to Mr. Gerskovich, who was awarded a grant of options with a value of $1 million pursuant to his employment agreement entered into in connection with his March 2005 hiring by the Company and as described in the Definitive Proxy Statement, the value of the NEOs’ (other than the CEO) 2006 annual option awards, after adjusting for individual performance and the other factors, resulted in option awards ranging from 67% to 100%, and averaging 80%, of their target levels. The value of the NEOs’ 2007 annual option awards, after adjusting for individual performance and the other factors, resulted in option awards ranging from 100% to 133%, and averaging 118%, of their target levels.

CEO

The CEO’s performance is evaluated by the Board of Directors (“Board”) primarily on the basis of its subjective assessment of the Company’s overall financial performance without specific weighting of any particular factors.

The CEO’s salary adjustment, if any, is determined by the Compensation Committee based on the Board’s evaluation of the CEO’s performance and the position of the CEO’s current salary within his salary range. The CEO and the Vice President of Human Resources do not recommend an adjustment to the CEO’s salary as they do with respect to the other NEO’s salaries. The CEO did not receive a salary increase in 2006 or 2007.

The process used to determine adjustments to the CEO’s annual option award is the same process used to determine adjustments for the other NEOs. The CEO’s performance factors and other considerations used to increase or decrease the CEO’s option award are assessed by the Compensation Committee on a subjective basis. The CEO was not awarded any options in 2006 or 2007.

7.

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the salary of and the targeted and actual non-equity incentive plan compensation awarded to your chief executive

November 2, 2007

officer as compared to the base and bonus compensation of your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Response:

With respect to each element of the NEOs’ compensation (e.g., base salary, annual cash bonuses, stock options, restricted stock and Special Separation Agreements), the CD&A specifies whether the CEO’s compensation is determined in accordance with the same policies as those pursuant to which the other NEOs’ compensation is determined, or describes the differences, in amount and nature, of the CEO’s compensation and that of the other NEOs. The NEOs’ compensation structure is relatively simple, consisting of only cash components and equity awards. We believe that these discussions, including separate discussions of the CEO’s compensation where applicable and as suggested in the last sentence of II.B.1. of Commission Release No. 33-8732A, adequately describe the compensation of each NEO (including the CEO) and disclose how the CEO’s compensation differs from that of the other NEOs.

A disparity in compensation between a company’s CEO and its other NEOs is common in recognition of a CEO’s substantially greater responsibilities. This is true for the Company. As the CEO, Mr. Kaplan’s duties and responsibilities encompassed all aspects of the Company’s management and operations. They were greater in scope and collectively more significant in nature than those of any other NEO, and the Compensation Committee believed that it was appropriate that his compensation reflect this. The Company’s organizational structure further exacerbates this disparity. Unlike many other organizations, the Company does not have a chief operating officer or a division president of its core business, and the CEO is the only executive with broad authority over the Company’s full range of operations.

In recognition of these factors, the Compensation Committee believed that the differential between the CEO’s cash compensation and that of the other NEOs was appropriate. With respect to equity compensation, Mr. Kaplan did not receive annual stock option awards in 2006 or 2007 as the other NEOs did. Since Mr. Kaplan already owned significantly more shares of the Company’s common stock than the other NEOs and he had indicated his intent to retire in the near future, the Compensation Committee did not believe that options for additional shares would have provided Mr. Kaplan the same incentive as the Compensation Committee believes it did for the other NEOs.

November 2, 2007

The Staff is advised that the Company’s future annual proxy statements will provide a more detailed discussion regarding the reasons why the CEO’s compensation differs from that of the other NEOs.

Base Salaries, page 25

8.

We note your disclosure on pages 26 and 27 regarding the compensation committee’s consideration of a compensation survey in determining base salary ranges and target bonuses. Identify the companies with which you are engaged in benchmarking these elements of compensation of your named executive officers. See Item 402(b)(2)(xiv).

Response:

The companies included in the 2005 compensation consultant’s survey were Asyst Technologies, Inc.; American Power Conversion Corporation; Brady Corporation; Coherent Inc.; CUNO Incorporated; Electronics For Imaging, Inc.; Esterline Technologies Corporation; FLIR Systems, Inc.; National Instruments Corp.; Pall Corporation; Paxar Corporation; Plantronics, Inc.; Roper Industries, Inc.; Symbol Technologies, Inc.; Tektronix, Inc.; Trimble Navigation Limited; UNOVA, Inc.; and Waters Corporation. The Staff is advised that future filings will identify the companies with which the Company engages in benchmarking elements of compensation.

9.

Disclose the various performance measures and targets discussed on page 26 for your fiscal year ending 2006, and if known, 2007. To the extent you believe disclosure of these performance measures and targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

November 2, 2007

Response:

Instruction 1 to Item 402(b) states that the “purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Item 402(b)(1) states that the CD&A “shall explain all material elements of the registrant’s compensation of the named executive officers.” Further, Item 402(b)(2) states that “the material information to be disclosed under [CD&A] will vary depending upon the facts and circumstances,” and provides examples of such information that “may” be included in a given case.

Considering the limitations regarding the materiality of the information disclosed in the CD&A and the CD&A’s purpose to provide information necessary to the understanding of a registrant’s compensation policies and decisions, it is possible that the facts and circumstances applicable to a registrant do not require disclosure of performance targets. Furthermore, even if the materiality and necessity thresholds are met, a registrant need not disclose target levels with respect to factors or criteria considered by its compensation committee which involve confidential trade secrets or commercial or financial information, the disclosure of which would result in competitive harm for the registrant.

As described in further detail in the CD&A, the performance measure for the bonuses paid to NEOs under the Company’s annual bonus plan are the Company’s (or, as applicable, a NEO’s respective assigned business unit’s) actual annual operating profit level relative to its targeted annual operating profit level, as defined and measured in accordance with the Company’s annual bonus plan.

In general, the Compensation Committee sets the NEOs’ financial performance targets in connection with the Company’s annual budgeting process. These financial performance targets are established based on subjective goals for the Company’s profitability, which takes into consideration its past performance, expected industry performance, general market conditions, operational risks and investor expectations. These financial performance targets have historically been set at levels which, in effect, have exceeded the average performance of a relevant industry peer group used by the Compensation Committee at the time. The Compensation Committee has historically set the NEOs’ performance targets at aggressive levels, which could be achieved only upon the delivery of financial results in excess of the anticipated industry average. The Compensation Committee established performance levels at which maximum bonus payments would be

November 2, 2007

earned only under exceptional circumstances if actual financial results far exceeded the anticipated industry average.

Confidential Treatment

The Company is not disclosing the NEOs’ performance targets. The performance targets represent confidential financial information that the Company has not disclosed and does not disclose to the public. Disclosure of this information would cause the Company competitive harm, and the risk of competitive harm outweighs investors’ need to know the information. Disclosure of specific target levels may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provided that the Company discusses how difficult it would be for the named executive officers or how likely it will be for the Company to achieve the undisclosed target levels or other factors. A detailed explanation for such conclusion is set forth below.

The Staff is advised that in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company’s future annual proxy statements will disclose how difficult it would be for the NEOs or how likely it will be for the Company to achieve the undisclosed target levels or other factors, providing as much detail as necessary without providing information that would result in competitive harm.

Below is a general discussion in support of this position and discussion with respect to the confidential nature of the NEOs’ financial performance targets:

Instruction 4 to Regulation S-K Item 402(b)

Instruction 4 to Regulation S-K Item 402(b) provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. It further provides that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b–2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) thereunder. Exemption 4 of the Freedom of Information Act (“FOIA”) protects “trade secrets and commercial or financial information obtained

November 2, 2007

from a person [that is] privileged or confidential.” FOIA does not define “confidential,” but its meaning has been the subject of much caselaw.

Consistent with Instruction 4 to Regulation S-K, the answer to Question 3.04 of the Staff’s Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K—Executive Compensation, updated August 8, 2007 (http://www.sec.gov/divisions/ corpfin/guidance/execcomp402interp.htm) states that a registrant must make its determination regarding whether it may omit a performance target based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm.

Caselaw

As stated in the answer to Question 3.04, these standards have largely been addressed in caselaw, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. Nuclear Regulatory Commission, 931 F.2d 939 (D.C. Cir. 1991), vacated & rehearing en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency affirmed en banc, 975 F.2d 871 (D.C. Cir. 1992).

If information relates to a business or trade, most courts have little difficulty in considering it “commercial or financial.” Indeed, the United States Court of Appeals for the District of Columbia has consistently held that these terms should be given their ordinary meanings, and has rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations, such as … profits and losses,” holding instead that records are commercial so long as the person submitting the request has a “commercial or trade interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983). Other courts have adopted similarly broad definitions for “commercial” information. In Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the Court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” Profit and loss data, including projected and actual profit and loss information, are clearly financial and commercial information. See Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979) (profit rates and actual loss data are financial or commercial information).

The two National Parks cases address the definition of confidential information. To summarize, a commercial or financial matter is “confidential” for purposes of the

November 2, 2007

exemption if disclosure of the information is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. See National Parks and Conservation Association v. Morton, at 770, and National Parks and Conservation Association v. Kleppe. An actual adverse effect on competitive position need not be shown, only that there is actual competition and that substantial competitive injury would likely result from disclosure. Gulf & Western Industries, Inc. v. United States, at 530.

NEOs’ Financial Performance Targets

None of the NEO’s financial performance target levels have been made public. Absent the disclosure requirements of the Commission, the Company or other parties with knowledge of such information have not, and the Company does not, intend to disclose it publicly. The Company restricts access to such information solely to those who have a need to know the information or who are under a duty to keep the information confidential and intends to keep such information confidential. The Company’s internal budget information, including its budgeted operating profits, is extremely proprietary information and must remain so for the Company to compete and operate most effectively.

The NEO’s financial performance targets are commercial and financial information. Pursuant to established caselaw, a company’s profits constitute commercial and financial information.

As described in its Risk Factors in its most recent annual report on Form 10-K, the Company competes in a highly competitive market. The Company faces significant competition in developing and selling its products, and principal competitors have substantial marketing, financial, development and personnel resources.

To remain competitive, the Company believes it must continue to provide technologically advanced products that satisfy user demands, superior customer service, high levels of quality and reliability, and dependable and efficient distribution networks. Increased competition in printers or supplies may result in price reductions, lower gross profit margins and loss of market share, and could require increased spending on research and development, sales and marketing and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products. Competition for personnel in the Company’s industry is intense, and the Company may be unable to retain key employees or attract, assimilate or retain other highly qualified employees in the future.

November 2, 2007

Disclosure of the performance target levels would likely cause substantial harm to the competitive position of the Company. Applying the legal principles concerning the FOIA, the Company believes that the NEOs’ financial performance target levels constitute confidential commercial and financial information within the purview of Exemption 4, which, if disclosed, would result in “substantial harm to the competitive position” of the Company. Accordingly, the Company believes that such information is exempt from disclosure. In reaching this conclusion, the Company relies on the plain meaning of the language in Exemption 4 and the holdings and rationales of the courts as discussed above.

Disclosure of the performance targets, even after the actual performance achievements have become historical information, would cause competitive harm for the following reasons:

•

Disclosure of the specific performance targets with respect to the NEOs’ annual bonuses would give competitors insights into the Company’s internal financial budgets, which are highly confidential, and insights regarding the Company’s internal expectations and views of its operational success or failure. Disclosure of the information would not only provide competitors, vendors, customers and other interested parties with information about the Company’s budgeted operating profit levels, but would also allow such businesses to correlate the Company’s budgeted operating profit levels with other publicly disclosed financial metrics and thereby gain further insight into the Company’s internal financial budgets and plans. This would result in substantial competitive harm to the Company.

•

This information could be used by competitors generally in connection with the competitors establishing their own business planning and competitive strategies in a way which could be competitively harmful to the Company, including designing competitive business plans to emulate or exceed the Company’s internal business plan.

•

In addition, disclosure of detailed information about one of the Company’s productivity metrics could place at risk the Company’s ability to leverage its relationships, or allow others to exert leverage against the Company, by exposing the Company’s budgetary shortcomings and successes during the year. This would allow customers or suppliers to negotiate better transaction terms and could be exploited by competitors, who could use the information in making employment offers to Company employees, entering into transactions with suppliers or customers of the Company and making strategic decisions on how best to compete against the Company.

November 2, 2007

•

Disclosure of actual targets that the Compensation Committee believes are aggressive would require further explanation in order not to be misleading, which would in turn provide more details and facilitate further insight into the Company’s confidential internal plans, expectations and view of its performance, all of which would be damaging to the Company.

•

Knowledge of the targets could also be used by competitors to take advantage of insight into specific areas to target the recruitment of key personnel from the Company. For instance, competitors would know the levels at which the Company provides incentive compensation to its NEOs and could make employment offers to the NEOs based on such information, causing the Company to lose key executive officers to its competitors.

For the following reasons, the risk of competitive harm outweighs investors’ need to know the information:

•

The performance targets are not material to understanding the NEO’s compensation arrangements. The Company has disclosed that operating profit is the performance measurement for bonus payments and has described how the actual performance with respect to the performance measurement is used to calculate the NEOs’ bonuses. Disclosure of the targets does not inform investors of the degree of difficulty in achieving any payout level because any specific target payout depends on a number of factors and could result from several different combinations of results with respect to the various factors, none of which is individually material and some of which may be considered more difficult to achieve than others. In addition, some of the factors may be affected by forces outside of the Company’s or the NEOs’ control (e.g., marketplace conditions). Disclosing the performance target levels could benefit competitors and cause substantial competitive harm to the Company, but would not provide investors with material information.

•

The Company is asserting confidentiality and substantial competitive harm only with respect to the NEO’s performance target levels of operating profit, and is not asserting overly broad confidentiality. The Company can adequately describe the bonus performance calculation and the degree of difficulty or ease with which the bonus performance levels may be achieved without disclosing the actual performance targets.

November 2, 2007

•

The Company’s financial model, as explained to investors, considers both long-term and short-term performance. The Company does not manage its financial model on only a short-term or annual basis. Disclosing short-term compensation objectives would place undue emphasis on short-term performance and could result in confusion for investors.

10.	Discuss, if applicable, any policies you have for allocating between long-term and currently paid out compensation and cash and non-cash compensation. See Item 402(b)(2)(i) and (ii).

Response:

As stated in the Company’s CD&A, “the three principal components of the Company’s compensation program for executive officers for 2006 consisted of base salaries, annual cash bonuses based on the achievement of financial performance measures, and … long-term incentives in the form of non-qualified stock options. Although the Compensation Committee considered the aggregate amount of all compensation components for each NEO, it determined that each component serves particular objectives, and therefore, are considered independent of each other.”

The Compensation Committee determines both the long-term and the short-term compensation for NEOs, including both cash and non-cash compensation, but it does not allocate total compensation among such forms of compensation based on a larger compensation policy. Please note that the Company’s compensation structure is very simple and does not include a long-term incentive plan, pension plan or other complex compensation arrangement or plan.

The Staff is advised that the Company’s future annual proxy statements will discuss, to the extent applicable, any policies the Company has for allocating between long-term and currently paid out compensation and cash and non-cash compensation.

11.

You state that each executive officer’s targeted number of unvested stock options is set by the compensation committee and is adjusted based on, among other considerations, competitive marketplace practices. Please expand to clarify what is meant by this statement. For example, do you benchmark option grants against peer companies? If so, disclose such companies and explain how you concluded they are comparable to you.

November 2, 2007

Response:

The Compensation Committee does not use benchmarking to award options. Competitive marketplace practices refers to the subjective judgment of the Compensation Committee, with the recommendation of the CEO (with respect to NEOs other than the CEO) and based, in part, on its subjective understanding of customary practices in the marketplace with respect to equity awards. Any adjustments made to the targeted amount of unvested stock options by the Compensation Committee are based on its subjective determination after its general assessment of all the factors identified in the CD&A.

Restricted Stock and Special Separation Agreements, Page 27

12.

Expand your disclosure of your severance arrangements with applicable officers to include a more thorough discussion of Item 402(b)(1). Discuss how this compensation component and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements. Also, analyze why you structured these agreements to contain these terms and payment levels. See Item 402(b)(1)(vi).

Response:

The restricted stock awards and the Special Separation Agreements did not affect the other elements of the NEOs’ compensation. The awards were made and the agreements entered into in October 2006 after Mr. Kaplan disclosed that he intended to retire upon the Company hiring a new CEO. Mr. Kaplan had been the head of the Company for more than thirty-seven years, and the Compensation Committee expected the transition to a new CEO to be a significant event for the Company and the executive management team.

The awards and agreements were structured and intended to address this transition by providing additional stability and security for the other NEOs which could ensure continuity of the remaining NEOs during and after the transition. The restricted stock awards vested on October 20, 2007, one year after their grant date. The Compensation Committee believed that the one-year period was an appropriate time period for the Company to find a replacement for Mr. Kaplan. The Special Separation Agreements provide for severance payments upon triggering events that occur within one year after the hiring of a new CEO. The Compensation Committee intended this feature to ensure continuity in the executive officer ranks during the CEO transition and believed one year

November 2, 2007

to be an appropriate and reasonable time period for the transition. The terms of the awards and agreements were determined by the Compensation Committee based on its subjective determination of the award levels and terms appropriate to serve the awards’ and agreements’ retentive purpose.

13.

You state on page 11 that Mr. Gagnier may terminate his employment agreement within one year after a change in control of the company and receive a lump sum severance payment equal to one year of his base salary at the time of termination. Expand your Compensation Discussion and Analysis to discuss your rationale for continuing to renew an agreement containing a provision that provides for a single trigger for payment in the event of a change in control. See Item 402(b)(2)(xi).

Response:

The Company entered into the employment agreement with Mr. Gagnier in 1998 when the Company acquired his predecessor employer by merger. Mr. Gagnier’s commitment to continue to provide services related to the acquired business was a deciding factor for the Company in consummating the merger. The terms of the employment agreement were negotiated based on the parties’ respective bargaining positions at the time. Mr. Gagnier was willing to be employed by the Company and work with the Company’s existing management team and considered it a material condition to his employment that he be protected if control of the Company changed.

By its terms, the employment agreement automatically renews each year without any action by Mr. Gagnier or the Company. The employment agreement does not contain a provision permitting the Company to terminate it without terminating Mr. Gagnier’s employment, which the Company does not wish to do. For these reasons, the Compensation Committee has not addressed the employment agreement’s severance payment provisions since the employment agreement was entered into in 1998. The Compensation Committee did not believe it appropriate or in the best interests of the Company to ask Mr. Gagnier to renegotiate his long-standing employment agreement to relinquish a valuable right or require its amendment to dispossess him of that right.

The Compensation Committee recently approved a new form of employment agreement that it expects the Company will offer each of its executive officers. This form agreement addresses the single trigger payment in Mr. Gagnier’s employment agreement. If accepted by Mr. Gagnier, it will replace his existing employment agreement.

November 2, 2007

General

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

A separately provided statement from the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the above responses, please contact me at (312) 902-5207.

Sincerely,

/s/ Matthew S. Brown

Matthew S. Brown

cc:	Anders Gustafsson
Noel Elfant
Kathleen O’Connor

Anders Gustafsson Chief Executive Officer

VIA EDGAR

November 2, 2007

Perry Hindin, Esq.

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Definitive 14A
Filed April 24, 2007
File No. 000-19406

Dear Mr. Hindin:

In connection with the response, dated as of today’s date, of Zebra Technologies Corporation (the “Company”) to your letter of comment dated August 21, 2007 (the “Letter”) relating to the Company’s above-referenced Definitive 14A (the “Definitive Proxy Statement”), and as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Matthew S. Brown of Katten Muchin Rosenman LLP (312-902-5207).

Sincerely,

/s/ Anders Gustafsson

cc:	Noel Elfant
Kathleen O’Connor
Matthew S. Brown